Exhibit 99.1

ASX ANNOUNCEMENT	21 November 2025

Alterity Therapeutics Announces Board Changes to Support the Next Phase of Growth

Alterity Therapeutics Limited ACN 080 699 065 (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) announces a series of Board changes ahead of its Annual General Meeting of Shareholders on Friday 21st November, designed to align with the Company’s next phase of growth as it advances towards Phase 3 clinical development.

Mr Geoffrey Kempler, founding shareholder, former Chief Executive Officer and current Non-Executive Chairman, has advised the Board of his decision to retire as Chair and Director, marking the conclusion of an important and transformative chapter in Alterity’s history.

Mr Kempler established the Company (formerly Prana Biotechnology) more than two decades ago, building it from a pioneering research venture into an internationally recognised, clinical-stage biotechnology enterprise focused on neurodegenerative diseases. His leadership and commitment have supported the Board’s strategy of targeting important unmet medical needs in neurology, building a robust intellectual property portfolio, and successful progression of its lead clinical asset ATH434 to Phase 3 planning for Multiple System Atrophy (MSA), a Parkinsonian disorder with no currently approved therapy.

The Board expresses its sincere gratitude to Mr Kempler for his extraordinary service, drive, and stewardship, which have positioned Alterity with a strong foundation and an experienced management team for the future.

In parallel with this planned succession, Mr Brian Meltzer has decided now to trim his portfolio of directorships and retire as Non-Executive Director after 26 years of service to the Company. The Board acknowledges Mr Meltzer’s guidance and invaluable input throughout key phases of the Company’s evolution.

Mr Kempler commented: “It has been an honour to lead Alterity from inception and work with talented colleagues to advance new therapies for neurodegenerative diseases. With the Company entering an exciting stage of late-phase development, and with several long-serving directors, including myself and Mr Meltzer, retiring, we are enabling a new generation of leaders to guide Alterity’s strategic vision and execution,

I look forward to supporting Alterity as a committed shareholder and in a consulting capacity through an important transition period.”

Mr Kempler and Mr Meltzer’s resignations are effective at 5pm AEDST on Friday 21st November 2025.

Reflecting a measured and forward-looking succession plan, the Board announces the following appointments:

●	Dr David Stamler, the Company’s Chief Executive Officer, has been appointed to the Alterity Board as Managing Director and CEO.

Dr Stamler has been with Alterity since June 2017 and has led the Company’s clinical progress and strategic transformation as CEO and prior to that as Chief Medical Officer, including advancing the Company’s lead asset toward Phase 3 approval. Dr Stamler’s extensive experience, over 30 years in the pharmaceuticals industry, includes guiding three CNS drug approvals with the FDA, underscore his expertise in navigating complex clinical development.

In accordance with ASX Listing Rule 3.16.4, the Company confirms that there have been no changes to Dr Stamler’s remuneration arrangements because of his appointment as Managing Director.

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytherapeutics.com

●	Mr Julian Barbaczy joins the Board as Non-Executive Chair, bringing more than 25 years’ finance and investment industry experience to the Board, having spent almost two-thirds of his career as a key member of a leading Australian funds management group. Julian is currently a Director and/or Chairman of several ASX listed companies, and offers deep expertise in funding, evaluating, and supporting high-growth companies, skills vital as Alterity enters late-stage clinical development.

Dr Stamler’s and Mr Barbaczy’s appointments are effective immediately following the close of the AGM on Friday 21st November 2025.

These changes strengthen the board and have been implemented to ensure continuity of governance, to draw on a diverse breadth of skills and experience, and to support Alterity’s drive toward meaningful outcomes for patients and shareholders in the coming years.

Authorised for release by the Board of Directors of Alterity Therapeutics Limited.

Contacts:

Investors

Tara Speranza

Head of Investor Relations and Communications

tsperanza@alteritytx.com

+61 (0) 432 961 533

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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